UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15062

Commission File Number: 001-12259

Commission File Number: 001-37541

Commission File Number: 001-08911

WARNER MEDIA, LLC

(successor in interest to TIME WARNER INC.)

(as Issuer)

(Exact name of registrant as specified in its charter)

One Time Warner Center

New York, NY 10019-8016

(212) 484-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

HISTORIC TW INC. (as Guarantor)	HOME BOX OFFICE, INC. (as Guarantor)
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

One Time Warner Center New York, NY 10019-8016 (212) 484-8000	1100 Avenue of the Americas New York, NY 10036-6712 (212) 512-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

TURNER BROADCASTING SYSTEM, INC.

(as Guarantor)

(Exact name of registrant as specified in its charter)

One CNN Center

Atlanta, Georgia 30303

(404) 827-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.95% Notes due 2023 (and the guarantees related thereto)

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value

Deferred Compensation Obligations under Time Warner Supplemental Savings Plan

Deferred Compensation Obligations under Time Warner Inc. Deferred Compensation Plan

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Warner Media, LLC (as successor by merger to Time Warner Inc.), Historic TW Inc., Home Box Office, Inc. and Turner Broadcasting System, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 6, 2018	WARNER MEDIA, LLC (as successor by merger to Time Warner Inc.),

by
/s/ George B. Goeke
		Name:	George B. Goeke
		Title:	Assistant Treasurer

Date: July 6, 2018	HISTORIC TW INC.,

by
/s/ Edward B. Ruggiero
		Name:	Edward B. Ruggiero
		Title:	Senior Vice President & Treasurer

Date: July 6, 2018	HOME BOX OFFICE, INC.,

by
/s/ Edward B. Ruggiero
		Name:	Edward B. Ruggiero
		Title:	Senior Vice President & Assistant Treasurer

Date: July 6, 2018	TURNER BROADCASTING SYSTEM, INC.,

by
/s/ Edward B. Ruggiero
		Name:	Edward B. Ruggiero
		Title:	Senior Vice President & Assistant Treasurer